Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Sonoma Pharmaceuticals, Inc. on Form S-8 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated June 26, 2018, with respect to our audits of the consolidated financial statements of Sonoma Pharmaceuticals, Inc. and Subsidiaries as of March 31, 2018 and 2017 and for each of the two years in the period ended March 31, 2018 appearing in the Annual Report on Form 10-K of Sonoma Pharmaceuticals, Inc. for the year ended March 31, 2018.

/s/ Marcum llp

Marcum llp

New York, NY

December 19, 2018